adventure clubs

Helping families create epic childhood experiences through local experiences



Problem



Parents of young children desire to be intentional and engaged in their children's most formative years.

Children need education, stimulation and socialization.

No easy way exists for parents to find or create local child-centered experiences and share them together.

Solution



The Adventure Clubs app helps families discover childhood experiences through:

CREATING
ADVENTURES
tailored for a child

CURATING
ADVENTURES
relevant & instant

CONNECTING
ADVENTURERS
with other families

Market Size





96M



24M



16M

FAMILY MEMBERS CONNECTED TO KIDS (under 6)
US Total Addressable Market

PARENTS WITH KIDS (under 6)
US Segmented Available Market

MARRIED, UPMARKET PARENTS (with kids under 6)
US Target Market

Product



The Adventure Clubs app is what every family needs to spend quality time with their young kids—wherever, whenever.

BROWSE OR CREATE
ADVENTURES

SHARE
ADVENTURES

ENJOY
ADVENTURES







Business Model



The primary business model: local businesses create adventures and pay a thank-you fee of the revenue generated.

FIVE KEY REVENUE STREAMS

MARKETPLACE ADVENTURES	**IN APP** PURCHASES	**USER** SUBSCRIPTIONS	**NON REDEEMED** ADVENTURES	**SPONSORED** ADVENTURES

Timeline



In the first 12 months, users grew 8,400 (▲15,000%)

| 5% User Weekly Growth Rate | 1,000 Adventures in first six months | 2,500 Transactions in 3 months | 200 Business Accounts |

February 2016   June 2016   September 2016   December 2016

Competition



ENJOYABLE

kidpass

littlelane

Sawyer

pearachute

GENERIC ⟵————————————————⟶ **PERSONALIZED**

Eventbrite

Meetup

GROUPON

livingsocial

LOOPTIVITY

Mommy Poppins

DEMANDING

Competitive Advantages



DATE AND TIME

FLEXIBLE

LOCAL

EASY

AFFORDABLE

FAMILY ORIENTED

COMMUNITY

EDUCATIONAL

PERSONALIZED

Team

 adventure clubs



Janelle Schroy
President



Jedd Schroy
CEO

ADVISERS



Wayne Gosling
Groupon SA CEO



Jeanne Neilson
Actress



Chris Bergmann
Choremonster CEO



Magdalene Minnaar
Classical Singer



Chad Reynolds
Batterii CEO



Megan Alexander
TV Personality

INVESTMENT OPPORTUNITY



Seed Stage

An Adventure Clubs Simple Agreement for Future Equity (SAFE) is available for investment.

For more information contact
Jedd Schroy: jedd@adventureclubs.com